FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant
to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

For the month of May 2006

Amcor Limited

(Translation of registrant’s name into English)

679 Victoria Street Abbotsford

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 0000869428

Amcor News Release

For release: Monday, May 1, 2006

AMCOR AIFRS SEGMENT RESULTS FOR YEAR ENDED 30 JUNE 2005

Presented below is a table which sets out the half yearly (1st half and 2nd half) split of segment results for Amcor at the Profit Before Interest and Tax (PBIT) level under the new AIFRS accounting standards, which apply from 1 July 2005. The figures disclosed here represent management’s current best estimates of the quantitative impact of applying AIFRS standards at the PBIT level across Amcor’s segments for the year ended 30 June 2005; the results and presentation are unaudited.

Australian dollars	1st Half Jul – Dec 2004		2nd Half Jan – Jun 2005		Full Year Jun 30 2005
Business Group	Sales	PBIT	Sales	PBIT	Sales	PBIT	PBIT/AFE%
PET Packaging (1)	1,740	114.5	1,956	145.3	3,696	259.8	10.5%
Australasia	1,315	175.2	1,257	140.6	2,572	315.8	17.5%
Flexibles (2)	1,678	105.1	1,668	115.4	3,346	220.5	11.2%
Sunclipse	625	39.6	594	15.1	1,219	54.7	16.5%
Asia	133	15.9	130	10.7	263	26.6	11.9%
Corporate/Investments/Other	13	(32.1)	12	(23.7)	25	(55.8)	n/a
Intersegmental	(11)		(11)		(22)		n/a
TOTAL	5,493	418.2	5,606	403.4	11,099	821.6	12.0%

Local currency	1st Half Jul – Dec 2004		2nd Half Jan – Jun 2005		Full Year Jun 30 2005
Business Group	Sales	PBIT	Sales	PBIT	Sales	PBIT	PBIT/AFE%
PET Packaging USD (1)	1,271	83.6	1,501	111.1	2,772	194.7	10.5%
Australasia AUD	1,315	175.2	1,257	140.6	2,572	315.8	17.5%
Flexibles Euro (2)	973	61.0	1,006	69.2	1,979	130.2	11.2%
Sunclipse USD	457	28.9	457	12.1	914	41.0	16.5%
Asia SGD	163	19.5	165	13.8	328	33.3	11.9%
Corporate/Investments/Other	13	(32.1)	12	(23.7)	25	(55.8)	n/a
Intersegmental	(11)		(11)		(22)		n/a

Footnotes

(1)        PET Packaging segment now includes results for the Bericap business, and now excludes results for Closures Brazil and Venezuelan businesses. The Bericap business was previously reported as part of the Flexibles segment; following a realignment of reporting responsibilities it is now part of the PET Packaging segment.

(2)        Flexibles segment now excludes results for the Bericap business, and includes results for Closures Brazil and Venezuelan businesses. Closures Brazil and Venezuelan businesses were previously reported as part of PET Packaging; following a realignment of reporting responsibilities they are now part of the Flexibles segment.

The Amcor Group profit after interest, tax and minority interests and before significant items, under AIFRS accounting for the full year ended 30 June, 2005 was $458.6 million, treating the PACRS coupon as an interest cost.

Additional (new) AIFRS accounting requirements for “financial instruments” will apply to Amcor’s financial statements from 1 July 2005, i.e. the current financial year. Accordingly, the information presented above does not include those impacts, which will first apply to the year ended 30 June 2006 and which will not be adjusted in the prior year financial statements, as required under AIFRS. These impacts will mainly occur in respect of interest and borrowing costs; management

Amcor Limited

ABN 62 000 017 372

679 Victoria Street

Abbotsford Victoria 3067 Australia

Tel: 61 3 9226 9000 Fax: 61 3 9226 6500

www.amcor.com

will nevertheless provide supplementary comparative analysis when the full year results for the year ended 30 June 2006 are announced.

The comments made in February 2006 in relation to the second half earnings for the year ended 30 June 2006 continue to be appropriate. Specifically, energy costs remain higher and there is a significant shortfall in recoveries for the second half of the current year across the businesses. Corrugated box volumes in Australia continue to be impacted by the same issues outlined at the first half results and, in addition, cyclone Larry, which hit Northern Queensland in March, has resulted in the loss of volume for key crops, particularly bananas.

Vision Grande

Amcor currently owns 44% of the shares in the Hong Kong publicly listed company, Vision Grande. This shareholding will be diluted to 40.1% should Vision Grande shareholders approve at their Annual General Meeting, to be held in May, the acquisition of 68.5% of World Grande not presently owned by Vision Grande.

For reporting purposes, Amcor presently intends to continue to equity account the results of its holding in Vision Grande.

ENDS

For further information, please contact:

John Murray

Executive General Manager, Corporate Affairs

Amcor Limited

Ph: +61 3 9226 9005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMCOR LIMITED
(Registrant)

Date 1 May 2006

By: /s/ JULIE McPHERSON
By: Julie McPherson
Title: Company Secretary/Group General Counsel